ENSCO PLC AND SUBSIDIARIES
Statement of Calculation of Ratios of Earnings to Fixed Charges
(In millions, except ratios)
(Unaudited)

	Six Months Ended June 30, 2015	Year Ended December 31,
		2014	2013	2012	2011	2010

Earnings
Income (loss) from continuing operations before income tax	$736.6	$(2,548.8)	$1,633.2	$1,304.7	$673.5	$494.7
Fixed charges deducted from income from continuing operations	160.3	260.4	245.3	247.3	187.6	26.6
Amortization of capitalized interest	8.7	17.0	13.3	12.3	6.7	4.5
Less:
Income from continuing operations before income tax attributable to noncontrolling interests	(6.8)	(15.5)	(9.7)	(7.4)	(5.8)	(7.7)
Interest capitalized	(46.4)	(78.2)	(67.7)	(105.8)	(80.2)	(21.3)
	852.4	(2,365.1)	1,814.4	1,451.1	781.8	496.8

Fixed Charges
Interest on indebtedness, including amortization of deferred loan costs	103.6	161.4	158.8	123.6	95.9	—
Estimated interest within rental expense	10.3	20.8	18.8	17.9	11.5	5.3
Fixed charges deducted from income from continuing operations	113.9	182.2	177.6	141.5	107.4	5.3
Interest capitalized	46.4	78.2	67.7	105.8	80.2	21.3
Total	$160.3	$260.4	$245.3	$247.3	$187.6	$26.6

Ratio of Earnings to Fixed Charges	5.3	(a)	7.4	5.9	4.2	18.7

(a)
For the year ended December 31, 2014, our earnings were inadequate to cover our fixed charges by $2,625.5 million. Net loss from continuing operations before income taxes of $2,548.8 million for the year ended December 31, 2014 included a non-cash loss on impairment of $4,218.7 million recorded during the period.